                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                           Report of Foreign Issuer



                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934



       For the month of December 2001 and January, March and April 2002


                                   Oce N.V.
                (Translation of registrant's name into English)


                   St. Urbanusweg 43, Venlo, The Netherlands
                   (Address of principal executive offices)

Safe Harbor Statement

This announcement contains certain pronouncements and expectations about Oce's future which are classed as "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act 1995 and are deemed to constitute what are referred to in United States legislation as "safe harbors". The actual results of the Company may differ substantially from these "forward-looking statements" as a consequence of potential risks, uncertainties and other factors over which the Company has no control and which are neither manageable nor foreseeable for Oce. These factors include the general economic conditions and the technological and commercial conditions in the countries and markets in which Oce operates, as well as problems that might occur during the integration of companies that have been acquired by Oce.
The assets, debts and operating income of Oce may vary from the "forward-looking statements" due to fluctuations in exchange rates between the Euro and other currencies that are of relevance for Oce's operations (notably those of the US dollar, the pound Sterling and the Japanese yen), as a result of interest rate changes or because of other factors that are made public by Oce.
Readers should be aware of the fact that the "forward-looking statements" are based on the best knowledge available at the time of publication and therefore offer no guarantee for developments in the future. For a more detailed discussion of the risks and other factors, readers are advised to consult Oce's recent annual report and its "Annual Report on Form 20-F". Oce makes no commitment to publish any changes to the "forward-looking statements" that may be the consequence of events or circumstances that occur after the publication date of these reports, except where such is required by the applicable securities legislation.

Oce N.V.
Consolidated Statement of Operations
------------------------------------

Period December 1, 2001 till February 28, 2002

Results in millions except per share*                                  First quarter

                                                                       2001        2002        2002
                                                                       ----        ----        ----
                                                                      (Euro)       (Euro)       US$

Revenues from sales, rentals and service                              745.2       768.0       664.8
Interest from financial lease                                          30.4        31.0        26.9

Total revenues                                                        775.6       799.0       691.7

Cost of sales, rentals and service                                    460.0       472.5       409.0

Gross margin                                                          315.6       326.5       282.7

Operating expenses                                                    257.0       271.6       235.2

Operating income                                                       58.6        54.9        47.5

Financial expense (net)                                                17.2        16.1        13.9

Income before income taxes, equity in income of
unconsolidated companies and minority interests                        41.4        38.8        33.6

Income taxes                                                           12.7        12.4        10.7

Income before equity in income of unconsoli-dated
companies and minority interests                                       28.7        26.4        22.9

Equity in income of unconsolidated companies                              -           -           -

Income before minority interests                                       28.7        26.4        22.9

Minority interests in net income of subsidiaries                        0.6         0.6         0.5

Net income                                                             28.1        25.8        22.4

Net income attributable to holders of ordinary shares                  27.2        24.9        21.6

Cash flow                                                              74.5        74.6        64.6

EBITDA                                                                105.0       103.7        89.7

Average number of outstanding ordinary
shares (x 1,000)                                                     85,573      84,112      84,112

Per ordinary share                                                     2001        2002        2002
                                                                     ------      ------      ------
                                                                      (Euro)       (Euro)       US$

Net income                                                             0.32        0.30        0.26

Cash flow                                                              0.86        0.88        0.76

* The company reports in Euro (Euro). As a convenience for US readers, the results for 2002 and 2001 have been converted at US$ 0.8658 : (Euro) 1, the noon buying rate of February 28, 2002. This compares with US$ 0.9212 : (Euro) 1 used at this time last year.

Consolidated Balance Sheet
--------------------------
                                           First quarter                    End fiscal year
in millions                                    2001         2002      2002       2000        2001        2001
                                               ----         ----      ----       ----        ----        ----
                                               (Euro)       (Euro)     US$       (Euro)      (Euro)       US$

Assets
------

Intangible assets                                 2           89        77          -          43          37
Tangible fixed assets                           660          628       544        679         637         551
Financial fixed assets                          776          745       645        799         751         650
Inventories                                     431          387       335        442         365         316
Accounts receivable and                       1,211        1,292     1,119      1,275       1,292       1,119
prepaid expenses
Cash and cash equivalents                        22           40        34         21          40          35
                                       ----------------------------------------------------------------------

Total assets                                  3,102        3,181     2,754      3,216       3,128       2,708


Liabilities
-----------

Total shareholders' equity                      986          946       819        989         909         787
Minority interest                                40           39        34         42          40          35
Long term liabilities (provisions)              348          438       379        320         428         370
Long term debt                                  853          954       826        853         754         653
Short term debt                                 319          197       171        366         387         335
Other current liabilities                       556          607       525        646         610         528
                                       ----------------------------------------------------------------------

Total liabilities                             3,102        3,181     2,754      3,216       3,128       2,708

Changes in shareholders' equity                                      First quarter
-------------------------------
Period December 1, 2001 till February 28, 2002
in millions                                                              2001        2002        2002
                                                                         ----        ----        ----
                                                                         (Euro)      (Euro)       US$

Amount at December 1, 2001/2000                                           989         909         787

Net income                                                                 28          26          22
Dividend                                                                    -           -           -
Conversion of convertible loans                                             3           -           -
Foreign currency translations                                             -34          11          10
                                                            -----------------------------------------

At February 28                                                            986         946         819

Consolidated Statement of Cash Flow
-----------------------------------
                                                                            First quarter
Period December 1, 2001 till February 28, 2002
in millions                                                                 2001        2002        2002
                                                                            ----        ----        ----
                                                                           (Euro)      (Euro)        US$
Cash flow from operating activities
-----------------------------------

Net income                                                                    28          26          23
Depreciation                                                                  46          49          42
Installed and divestments in rental equipment and
financial lease receivables                                                   -5          28          24
Long term liabilities (provisions)                                            16           9           8
Trade accounts receivable and other receivables                               50          19          16
Inventories                                                                   11          -2          -2
Trade accounts payable                                                        25          -8          -7
Net change in other working capital accounts                                -122         -42         -36
                                                         -----------------------------------------------

Total cash flow from operating activities                                     49          79          68


Cash flow from investing activities
-----------------------------------

Capital expenditure in intangible assets                                      -2          -3          -3
Investments and divestments in property, plant
and equipment                                                                -23         -22         -19
Other investments                                                              -          -6          -5
Net change unconsolidated companies                                            -           1           1
Acquisitions (net of cash)                                                     -         -52         -45
                                                         -----------------------------------------------

Total cash flow from investing activities                                    -25         -82         -71


Cash flow from financing activities
-----------------------------------

Interest bearing loans                                                       -45          10           9
Repurchase of shares                                                           -           -           -
Dividend                                                                       -           -           -
Other                                                                         -2          -2          -2
                                                         -----------------------------------------------

Total cash flow from financing activities                                    -47           8           7


Effect of exchange rate changes                                               24          -5          -4
                                                         -----------------------------------------------

Changes in cash and cash equivalents                                           1           -           -

Oce results first quarter 2002 *)

..    Revenues              US$ 692 million       (+ 3%)
..    Operating income
     - EBIT                US$  47.5 million     (- 6%)
     - EBITDA              US$  89.7 million     (- 1%)
..    Net income            US$  22.4 million     (- 8%)
..    Net income per share  US$  0.26             (- 7%)

..  Machine sales lower than in first quarter of 2001.
..  Operating expenses and working capital under control.
..  Restructuring is on schedule; outsourcing of the lease portfolio has started.

Venlo, The Netherlands, April 4, 2002: Consolidated results for the first quarter of fiscal 2002 were published today by Oce N.V. (NASDAQ-OCENY). The first quarter of the Dutch based supplier of digital document systems and services was in line with expectations. Revenues increased - thanks to acquisitions and positive exchange rate effects - by 3% compared to the first quarter of 2001. There was an autonomous decrease of 2.5% in revenues. Sales of machines in all Strategic Business Units were below the level of 2001. Revenues from software and services increased.

Operating expenses were 6% higher than in the previous year. This increase is attributable almost in full to the acquisitions of Gretag Professional Imaging Division and Practical Print Solutions in 2001. On an autonomous basis (i.e. after adjustment for exchange rate and acquisition effects) the operating expenses were at the same level as in 2001.

The relative gross margin was slightly above that of 2001 (40.9% compared to 40.7%). Positive exchange rate results (+1.2%) were partly cancelled out by volume/mix effects and under-utilisation of manufacturing capacity.

Operating income before depreciation and before amortisation of intangible assets (EBITDA) during the first quarter of 2002 was almost the same as that of 2001, i.e. US$ 90 million as against US$ 91 million. Operating income (EBIT) amounted to US$ 47.5 million, lagging behind 6% compared to last year. Financial expense (net) was down by 6%; the rate of taxation on income was 1.1% higher than in the previous year.
The resultant net income decreased by 8% to US$ 22.4 million, or US$ 0.26 per share based on 84,111,676 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 24.3 million or US$ 0.28 per share based on 85,573,033 shares, being the weighted average number of ordinary shares outstanding at the first quarter of 2001.
Cash flow (net income plus depreciation) per ordinary share was US$ 0.76 (2001:
US$ 0.74).

The actions to reduce working capital were continued during the first quarter. Inventories were 10% lower than in the first quarter of 2001 and trade accounts receivable (excluding lease receivable) expressed in days of revenues decreased by 8%.
--------------------------------------------------------------------------------

*) The figures given in this report are unaudited.

The outsourcing of the lease activities in Scandinavia has started and is progressing well. Detailed arrangements with De Lage Landen for outsourcing the lease portfolio in the rest of Europe are worked out.

The restructuring that was announced in December 2001 is on schedule. In this phase this restructuring still does not have any influence on the results. Personnel numbers, excluding Facility Services and acquisitions, decreased by 200 during the quarter.

Results by Strategic Business Unit

Revenues in Document Printing Systems (DPS) decreased by 0.4% to US$ 322 million. This is due to the slowdown in sales of machines. A favorable exception was formed by the Oce CPS700 color printer. At present, demand for this printer exceeds production capacity. A new production plant will become operational as from September 2002.
Revenues in DPS showed an autonomous decline of 4%, whilst machine sales were 17% below those of 2001. In Facility Services revenues increased by 27%, 17% of which was autonomous.
The operating income of DPS before R&D expenditure was US$ 24 million (2001: US$ 31 million).
In Production Printing Systems (PPS) revenues were 6.2% higher than in 2001, amounting to US$ 177 million. The autonomous increase amounted to 3.8%. Though machine sales decreased slightly (-6%), revenues from software and services were excellent.
Operating income of PPS before R&D expenditure was US$ 35 million (2001: US$ 34 million).

In Wide Format Printing Systems (WFPS) revenues were 6.2% higher, amounting to US$ 193 million. This was mainly due to the acquisition of Gretag Professional Imaging Division (GPID). On an autonomous basis revenues were down by almost 5.5%. Machine sales lagged behind (-22%). Especially in the Technical Document Systems market segment investment decisions are still being postponed. Revenues from software and services increased by more than 12%.
The integration of the businesses of the GPID is progressing well.
For WFPS the operating income before R&D expenditure amounted to US$ 31 million (2001: US$ 28 million).

Balance sheet

The increase of US$ 68 million in the balance sheet total compared to the first quarter of 2001 is attributable in full to the capitalisation of goodwill arising upon acquisitions and to the capitalisation of software. Inventories decreased by US$ 38 million and trade accounts receivable (excluding short term lease receivable) decreased by US$ 5 million. In view of the fact that the inventories and receivables of the acquired businesses were included in 2002, this is a good result.
Despite the acquisitions during the past year the interest-bearing loans decreased by US$ 18 million compared to the first quarter of the preceding year.

Cash flow

During the first quarter the cash flow before financing activities (due to the acquisition of GPID) was slightly negative and interest-bearing loans increased by US$ 9 million.

Prospects

There are still no clear indications of a pick-up in the economy that might lead to a higher volume of orders for new machines.
Accordingly, for the first half year a lower result is expected than in the corresponding period of last year, likewise in line with the expectation we published earlier.
During the second six months of the year we expect that the result will be higher than in the second half of 2001.

Oce N.V.
April 4, 2002

For further information:
Oce N.V.
Pierre Vincent, Investor Relations Manager
Venlo
Netherlands
Telephone: (# 31) 77 359 2240
E-mail: mve@oce.nl
        ----------

PRESS RELEASE



Shareholders Meeting Oce

At today's Annual General Meeting of Shareholders of Oce N.V. the Financial Statements for 2001 were adopted and the dividend for the 2001 financial year was fixed at Euro 0.58 per ordinary share.
Messrs. P. Bouw and J.V.H. Pennings were reappointed as a Supervisory Director. Mr. H.B. van Liemt was granted an honourable release and discharge as a Supervisory Director.
He has been succeeded as Chairman of the Supervisory Board by Mr. J.L. Brentjens, at present already a Supervisory Director.

The dividend for the 2001 financial year per ordinary share of euro 0.50 nominal value was fixed at Euro 0.58 in cash. After deduction of the interim dividend the final dividend for the 2001 financial year amounts to euro 0.43 per ordinary share of 0.50 nominal value.
The cash dividend will be made available for payment with effect from March 20, 2002.

Oce N.V.
March 6, 2002

Final results 2001
Dividend 2001
Annual General Meeting of Shareholders 2002

Final results 2001
------------------
Oce confirms that the final results for the 2001 financial year do not deviate from the provisional results that were published on January 9, 2002. This means revenues of (Euro) 3,234 million (+ 0.3%), operating income of (Euro) 225 million (-20%), net income of (Euro) 105 million (-31%) and basic earnings of
(Euro) 1.19 (-32%) per (Euro) 0.50 ordinary share. These results are before deduction of a one-off restructuring provision of (Euro) 125 million (gross). The year 2001 showed a positive free cash flow (before dividends and financing activities) of (Euro) 173 million (2000: (Euro) 19 million negative). As a result thereof the interest bearing debt decreased to (Euro) 1,141 million (2000: (Euro) 1,220 million).

Dividend
--------
As announced on January 9 last, it will be proposed to shareholders to adopt a dividend for the 2001 financial year of (Euro) 0.58 (2000: also (Euro) 0.58) per ordinary share of (Euro) 0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2001 will be (Euro) 0.43; the interim dividend amounted to (Euro) 0.15.
It is proposed to pay out the final dividend fully in cash. The dividend will be made available for payment as from March 20, 2002. Shares in Oce N.V. will be listed as "ex-dividend" with effect from March 8, 2002.

General Meeting of Shareholders
-------------------------------
The Annual General Meeting of Shareholders will be held in Venlo on Wednesday, March 6, 2002, commencing at 14.00 hrs.
The proposals to be submitted to shareholders will include the following:
-  that the financial statements for the 2001 financial year be adopted;
- that the dividend for the 2001 financial year be adopted in conformity with the above proposal;
- that the Board of Executive Directors be authorised to issue shares, to restrict or preclude the pre-emptive right in respect of ordinary shares and to purchase shares in the Company's own capital;
- that Mr. P. Bouw and Mr. J.V.H. Pennings be reappointed to the Board of Supervisory Directors;
- that Mr. H.B. van Liemt be granted an honourable release and discharge as Supervisory Director.

The Board of Supervisory Directors has decided to appoint Mr. J.L. Brentjens as its Chairman with effect from the time Mr. Van Liemt retires.

The annual report, including the agenda for the annual meeting of shareholders, will be published on internet (www.oce.com) as from January 31, 2002 and will be
                               -----------
available in printed form with effect from February 13, 2002.

Oce N.V.
January 29, 2002

Oce to outsource European lease activities to De Lage Landen and Telia Finans

Letter of intent with De Lage Landen; contract with Telia Finans

Venlo, December 12, 2001 - Oce N.V. has begun to outsource its European lease activities to two external partners. Telia Finans A.B., Stockholm, will handle the private label vendor lease programmes of Oce in the Scandinavian countries. A letter of intent has been signed with De Lage Landen International BV, Eindhoven, to serve a number of European countries via a new joint venture, which still has to be established.

With effect from 2002 this new joint venture with De Lage Landen, Oce Finance International B.V., will offer lease products to customers of Oce in a number of European countries.
It is expected that in the course of 2002, Oce Finance International B.V. will also take over existing lease portfolios of Oce in a number of European countries still to be determined. The lease portfolios of the Scandinavian countries are expected to be placed with Telia Finans during the course of 2002.

This represents a major extension of the previously announced transfer of local lease portfolios to external lease partners.
R. van Iperen, chairman of the Executive Board of Oce N.V.: "We are pleased that we have found solid partners in De Lage Landen and Telia Finans. This development aimed at further increasing the level of service, is of importance for our customers as well as for Oce. This fits in completely with the strategy that Oce has been communicating over the past year."

Oce's total lease portfolio worldwide amounts to about Euro 1.1 billion, of which Euro 0.6 billion is in Europe. This co-operation provisionally relates to the European lease portfolio. Experiences in Europe will determine the direction to be taken as regards the portfolios of the United States and the rest of the world.

Oce N.V.
December 12, 2001


Footnote for the editor:
Information contact Oce:
IR manager Mr. P. Vincent, #31 77 359 2240 or e-mail mve@oce.nl
                                                     ----------
For information about Oce: www.oce.com
                           -----------

Oce prepares restructuring

Venlo, December 12, 2001 - Oce N.V. is making preparations to restructure its organisation. The aim of this restructuring operation is to make the organisation link up better with the corporate strategy, which focuses on the ongoing digitalisation of the markets, in which Oce is active.

Oce maintains its strategic goals with regard to the growth in income and revenues. To realise these goals Oce intends to invest in growth markets and to withdraw from under-performing markets. A provision amounting to Euro 125 million will be made to cover both redundancy costs and the write-off of assets. World-wide, a reduction of 900 to 1,100 employees is expected. At present Oce employs over 22,000 people.

The Executive Board announces that revenues for 2001 were equal to those of the 2000 financial year. Net income before extraordinary charges for 2001 is expected to be about 30% lower than in 2000.

On January 9, 2002 the Executive Board of Oce N.V. will announce further details about the above restructuring operation together with publication of the preliminary results for the 2001 financial year, which closed on November 30, 2001.

Oce N.V.
December 12, 2001



Footnote for the editor:
For further information contact J. van den Belt, CFO, #31 77 359 2240 or e-mail mve@oce.nl
          ----------
For information about Oce: www.oce.com
                           -----------

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Oce N.V.
                               -------------------------------------------------
                                                  (Registrant)


                               By:  /s/ R.L. van Iperen
                                    --------------------------------------------
                                    Chairman of the Board of Executive Directors
                                    (Principal Executive Officer)

Dated:  April 16, 2002